UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 1, 2005
Date of Report (Date of earliest event reported)

USI Holdings Corporation
(Exact name of registrant as specified in its charter)

Delaware	**000-50041**	**13-3771733**
(State or other jurisdiction of incorporation)	**(Commission file number)**	**(I.R.S. Employer Identification No.)**

555 Pleasantville Road, Suite 160 South
Briarcliff Manor, NY 10510
(Address of principal executive offices)

(914) 749-8500
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On November 1, 2005, USI Holdings Corporation issued a press release reporting its financial results for the third quarter ended September 30, 2005. A copy of the press release is furnished and attached as Exhibit 99.1 and is incorporated by reference to this Item 2.02.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Press release dated November 1, 2005.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 2, 2005

USI HOLDINGS CORPORATION

By: /s/ ERNEST J. NEWBORN, II

Name: Ernest J. Newborn, II
Title: Senior Vice President, General
           Counsel and Secretary

**EXHIBIT
NUMBER**

99.1   Press release dated November 1, 2005.

Exhibit 99.1



FOR IMMEDIATE RELEASE

Contact: Robert S. Schneider

USI Holdings Corporation
914-749-8502
rschneider@usi.biz

USI Holdings Corporation Reports Third Quarter Results and Other Matters

Highlights:

For the quarter ended September 30, 2005 as compared to the same quarter in the prior year:

- Consolidated revenues increased 23.5% to $127.3 million, substantially all attributable to acquisitions
- Consolidated net commissions and fees (excluding contingents and overrides) increased 22.0%, but declined organically by 0.2%
- Operating margin increased to 18.8% from 16.8%
- Closed five acquisitions expected to add $17.5 million in annualized revenues
- Sold two insurance brokerage operations included in discontinued operations
- Recorded $2.9 million of expenses, before income taxes, related to our previously announced margin improvement plan

Briarcliff Manor, NY, November 1, 2005 – USI Holdings Corporation ("USI" or the "Company"), (NASDAQ:USIH):

USI today reported financial results for the third quarter ended September 30, 2005. Certain amounts have been reclassified and presented in all periods as discontinued operations to reflect the decisions announced in the fourth quarter of 2004 and in 2005 to sell seven operating entities.

Revenues for the quarter increased $24.3 million, or 23.5%, to $127.3 million from $103.0 million in the comparable period in 2004. The revenue increase includes the impact of $23.0 million from acquisitions completed in the last twelve months. On an organic basis, net commissions and fees (excluding contingents and overrides) decreased $0.2 million, or 0.2% for the quarter compared to the same period last year. Contingents and overrides were $1.7 million for the quarter, as compared to $1.2 million for the same period last year.

Revenues for the first nine months increased $79.9 million, or 27.4%, to $371.8 million from $292.0 million last year. The revenue increase reflects the impact of acquisitions and organic growth. On an organic basis, net commissions and fees (excluding contingents and overrides) grew $0.6 million, or 0.2% for the first nine months compared to the same period last year. Contingents and overrides were $22.7 million for the nine-month period, as compared to $17.0 million for the same period last year. The increase in contingent commissions is primarily the result of acquisitions completed in the last twelve months.

As discussed in our second quarter 2005 earnings release, USI implemented a new system in 2004 which enables the Company to calculate and record its "direct bill" receivable, revenue and related compensation payable and expense for each commercial property and casualty insurance direct bill policy at the time it is effective. As a result of this process, the Company has obtained additional information which allows it to revise its estimate of the direct bill receivable and related compensation payable. The effect of the change in estimate for the three months ended September 30, 2005 was a decrease of $0.4 million in pre-tax earnings that was comprised of a decrease in direct bill revenues of $0.8 million and a reduction in the related producer compensation expense of $0.4 million and for the nine-month period ended September 30, 2005 a decrease of $2.4 million in pre-tax earnings that was comprised of a decrease in direct bill revenues of $2.9 million and a reduction in the related producer compensation expense of $0.5 million.

Total expenses for the quarter ended September 30, 2005 increased by $23.0 million to $117.5 million, a 24.4% increase from $94.4 million in the comparable period in 2004. The increase in expense was primarily attributable to: (i) the impact of acquisitions on compensation and employee benefits expense and other operating expense, (ii) $2.9 million in expenses associated with the Company's margin improvement plan, (iii) a $1.7 million increase in interest expense, (iv) a $0.8 million increase in amortization expense and (v) a $0.7 million increase in non-cash stock-based compensation.

Total expenses for the first nine months increased by $84.8 million to $349.2 million, a 32.1% increase from $264.4 million in the comparable period in 2004. The increase in expense was primarily attributable to: (i) the impact of acquisitions on compensation and employee benefits expense and other operating expense, (ii) $15.4 million in other expenses ($8.5 million associated with the integration of Summit Global Partners and other acquisitions and $6.9 million associated with the Company's margin improvement plan), (iii) a $4.7 million increase in interest expense, (iv) a $3.7 million increase in amortization expense and (v) a $1.4 million increase in non-cash stock-based compensation.

Income from continuing operations before income tax expense for the quarter increased $1.2 million to $9.8 million from $8.6 million in the comparable period in 2004 as a result of the revenue and expense items discussed above.

Income from continuing operations before income tax expense for the first nine months decreased $4.9 million to $22.7 million from $27.6 million in the comparable period in 2004 as a result of the revenue and expense items discussed above.

The income tax provision for the quarter was $4.3 million compared to $3.4 million for the comparable period in 2004. The income tax provision for the first nine months of 2005 was $9.9 million compared to $11.4 million last year.

Income from continuing operations for the quarter was $0.10 and $0.09 on a basic and diluted per share basis, respectively, compared to $0.11 and $0.10 on a basic and diluted per share basis for the comparable period in 2004, respectively. Income from continuing operations for the first nine months was $0.23 on both a basic and diluted per share basis, respectively, compared to $0.34 and $0.33 on a basic and diluted per share basis for the comparable period in 2004, respectively.

Operating Margin (Operating Income as a percentage of revenues) for the quarter was 18.8% compared to 16.8% for the same period in 2004. The increase for the quarter was due principally to the positive impact of the Company's margin improvement plan and acquisitions, somewhat offset by the adjustment related to the previously mentioned change in accounting estimate and the net increase in corporate expenses. Operating margin for the first nine months of 2005 was 18.9%, up from 17.5% for the same period in 2004 due to the positive impact of acquisitions and the Company's margin improvement plan.

In the third quarter of 2005, the loss from discontinued operations was $3.6 million, after income taxes. Included in the loss from discontinued operations for the quarter was a $4.4 million (pre-tax) reserve to reduce the carrying value of the Company's executive benefits businesses to their estimated net realizable value. Also in the third quarter of 2005, the Company sold two insurance brokerage operations classified in discontinued operations. As a result of these transactions, USI recorded a loss on the sale of the discontinued operations of $0.1 million, before income taxes. The Company received cash proceeds of $4.1 million and a note in the amount of $0.5 million.

In the third quarter of 2005, the Company recorded an additional $2.9 million in expenses, before income taxes, for employee severance and related benefits, facilities closures and the amendment of sales professionals' compensation agreements in connection with the Company's margin improvement plan. There were no comparable expenses in the third quarter of 2004. For the first nine months of 2005, the Company recorded expenses of $6.9 million, before income taxes, for employee severance and related benefits, facilities closures and the amendment of sales professionals' compensation agreements in connection with the Company's margin improvement plan and an additional $8.5 million in expenses, before income taxes, associated with the integration of Summit Global Partners and other acquisitions. There were no significant comparable expenses for the same period in 2004.

David L. Eslick, Chairman, President and CEO noted, "We continued to make solid progress on operating efficiency during the quarter. Excluding the impact of the change in accounting estimate, operating margins improved by approximately two percentage points for the quarter and nine-month period. We also had a very successful quarter on the acquisition front, closing five acquisitions adding critical mass to our benefits business in the Midwest and New England as well as expanding our presence in worksite marketing. The property and casualty market remained a challenge in the third quarter; however our workplace and employee benefits business, which represents over forty percent of our total net commissions and fees, continued to perform well with organic growth in benefits net commissions and fees of over eight percent for the quarter."

USI will hold a conference call and audio webcast to review the results at 8:30 AM (ET) on Wednesday, November 2, 2005. To access the audio webcast, please visit USI's website at www.usi.biz on November 1, 2005 and follow the link. To access the conference call, dial toll-free 800-299-9630 or 617-786-2904 for international callers and use passcode 40094684, five minutes before the teleconference. A replay of the conference call will be available on the Investor Relations section of the USI website (www.usi.biz) or by dialing 888-286-8010 or 617-801-6888 and using access code 79066623.

This press release contains certain statements relating to future results which are forward-looking statements within the meaning of that term as found in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are not historical facts, but instead represent USI's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of USI's control. It is possible that USI's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Further information concerning USI and its business, including factors that potentially could materially affect USI's financial results, are contained in USI's filings with the Securities and Exchange Commission. Some factors include: USI's ability to grow revenues organically and expand its margins; successful acquisition consummation and integration; resolution of regulatory issues and other claims, including errors and omissions claims and claims related to USI's compensation arrangements with insurance companies, the passage of new legislation affecting our business; determinations of effectiveness of internal controls over financial reporting and disclosure controls and procedures; USI's ability to attract and retain key sales and management professionals; USI's level of indebtedness and debt service requirements; downward commercial property and casualty premium pressures; the competitive environment; future expenses for integration and margin improvement efforts; and general economic conditions around the country. USI's ability to grow has been largely attributable to acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to USI. All forward-looking statements included in this press release are made only as of the date of this press release, and USI does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which USI hereafter becomes aware.

This press release includes supplemental financial information which contains references to non-GAAP financial measures as defined in Regulation G of SEC rules. Consistent with Regulation G, a reconciliation of this financial information to generally accepted accounting principles in the United States ("GAAP") information follows. USI presents such non-GAAP supplemental financial information because such information is of interest to the investment community owing to the fact that it provides additional meaningful methods of evaluating certain aspects of USI's operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. This supplemental financial information should be viewed in addition to, not in lieu of, USI's consolidated statements of operations for the three and nine months ended September 30, 2005 and 2004.

About USI Holdings Corporation

Founded in 1994, USI is a leading distributor of insurance and financial products and services to businesses throughout the United States. USI is headquartered in Briarcliff Manor, NY, and operates out of 72 offices in 19 states. Additional information about USI, including instructions for the quarterly conference call, may be found at www.usi.biz.

USI Holdings Corporation and Subsidiaries
Consolidated Statements of Operations

| | Three Months Ended Sept 30, | | Nine Months Ended Sept 30, | |
	2005	2004	2005	2004
	(Amounts in Thousands, Except Per Share Data)			
Revenues:				
Net commissions and fees	$ 122,955	$ 100,767	$ 343,277	$ 271,736
Contingents and overrides	1,738	1,210	22,666	16,973
Other income	2,574	1,040	5,891	3,261
Total Revenues	**127,267**	**103,017**	**371,834**	**291,970**
Expenses:				
Compensation and employee benefits	75,110	59,100	226,407	168,374
Non-cash stock-based compensation	839	139	1,708	278
Other operating expenses	27,821	24,269	81,857	65,704
Amortization of intangible assets	7,230	6,434	21,238	17,503
Depreciation	2,467	2,208	7,168	6,397
Interest	4,012	2,296	10,781	6,109
Total Expenses	**117,479**	**94,446**	**349,159**	**264,365**
Income from continuing operations before income tax expense	9,788	8,571	22,675	27,605
Income tax expense	4,298	3,377	9,907	11,363
Income From Continuing Operations	**5,490**	**5,194**	**12,768**	**16,242**
Loss from discontinued operations, net	(3,603)	(290)	(8,295)	(451)
Net Income	**$ 1,887**	**$ 4,904**	**$ 4,473**	**$ 15,791**
Per Share Data - Basic and Diluted:				
Basic:				
Income from continuing operations	$ 0.10	$ 0.11	$ 0.23	$ 0.34
Loss from discontinued operations, net	(0.07)	(0.01)	(0.15)	(0.01)
Net Income Per Common Share	**$ 0.03**	**$ 0.10**	**$ 0.08**	**$ 0.33**
Diluted:				
Income from continuing operations	$ 0.09	$ 0.10	$ 0.23	$ 0.33
Loss from discontinued operations, net	(0.06)	-	(0.15)	(0.01)
Net Income Per Common Share	**$ 0.03**	**$ 0.10**	**$ 0.08**	**$ 0.32**
Weighted-Average Number of Shares Outstanding:				
Basic	56,681	48,841	55,712	47,987
Diluted	57,409	49,735	56,303	48,995

USI Holdings Corporation and Subsidiaries
Consolidated Balance Sheets

	Sept 30, 2005	Dec 31, 2004
	(Amounts in Thousands, Except Per Share Data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 30,099	$ 2,867
Fiduciary funds--restricted	93,757	99,627
Premiums and commissions receivable, net of allowance for bad debts and cancellations of $6,521 and $4,745, respectively	220,184	200,084
Other	13,837	17,181
Deferred tax asset	20,981	10,210
Current assets held for discontinued operations	2,232	7,534
Total current assets	381,090	337,503
Goodwill	393,291	309,195
Expiration rights	306,769	236,769
Other intangible assets	49,852	45,560
Accumulated amortization	(188,228)	(167,487)
Expiration rights and other intangible assets, net	168,393	114,842
Property and equipment, net	27,127	24,570
Other assets	4,647	3,565
Other assets held for discontinued operations	7,456	10,299
Total Assets	**$ 982,004**	**$ 799,974**
Liabilities and Stockholders' Equity		
Current liabilities:		
Premiums payable to insurance companies	$ 232,700	$ 226,746
Accrued expenses	66,555	47,900
Current portion of long-term debt	11,981	11,617
Other	10,816	14,782
Current liabilities held for discontinued operations	3,682	3,727
Total current liabilities	325,734	304,772
Long-term debt	225,969	144,707
Deferred tax liability	18,918	15,656
Other liabilities	6,172	6,745
Other liabilities held for discontinued operations	719	529
Total Liabilities	**577,512**	**472,409**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—voting—par $.01, 87,000 shares authorized; no shares issued and outstanding	-	-
Common stock—voting—par $.01, 300,000 shares authorized; 58,139 and 51,453 shares issued, respectively	581	515
Common stock—non-voting—par $.01, 10,000 shares authorized; no shares issued and outstanding	-	-
Additional paid-in capital	670,836	590,251
Accumulated deficit	(249,404)	(253,877)
Less treasury stock at cost, 547 and 283 shares, respectively	(7,007)	(3,943)
Less unearned compensation, restricted stock	(10,514)	(5,381)
Total Stockholders' Equity	**404,492**	**327,565**
Total Liabilities and Stockholders' Equity	**$ 982,004**	**$ 799,974**

USI Holdings Corporation and Subsidiaries
GAAP Financial Measures Reconciliation
Calculation of Operating Income, Operating Margin and Income from Continuing Operations plus Amortization of Intangible Assets

	For the Three Months Ended Sept 30,		For the Nine Months Ended Sept 30,	
	2005	2004	2005	2004
	(Dollars in Thousands)		(Dollars in Thousands)	
Total revenues	$ 127,267	$ 103,017	$ 371,834	$ 291,970
Compensation and employee benefits	72,211	59,100	211,340	168,374
Non-cash stock-based compensation	839	139	1,708	278
Other operating expenses	27,768	24,269	81,510	65,704
Depreciation	2,467	2,208	7,168	6,397
Operating Income (a)	23,982	17,301	70,108	51,217
Operating Margin (a)	**18.8%**	**16.8%**	**18.9%**	**17.5%**
Amortization of intangible assets	7,230	6,434	21,238	17,503
Interest	4,012	2,296	10,781	6,109
Margin improvement plan expenses (c)	2,921	-	6,951	-
Acquisition integration expenses (c)	31	-	8,463	-
Income from continuing operations before income tax expense	9,788	8,571	22,675	27,605
Income tax expense	4,298	3,377	9,907	11,363
Income from continuing operations in accordance with GAAP	5,490	5,194	12,768	16,242
Addback: Amortization of intangible assets	7,230	6,434	21,238	17,503
Income from continuing operations plus amortization of intangible assets (b)	$ 12,720	$ 11,628	$ 34,006	$ 33,745

(a) USI defines Operating Income as revenues, less compensation and employee benefits, non-cash stock-based compensation, other operating expenses and depreciation. Compensation and employee benefits and other operating expenses are adjusted to exclude expenses related to USI's margin improvement plan (announced in the fourth quarter of 2004 to reduce ongoing operating expenses) and acquisition integration efforts (expenses incurred during the integration of acquired companies), which USI's management does not consider indicative of the Company's run-rate, or normal operating expenses.

USI presents Operating Income because management believes that it is a relevant and useful indicator of operating profitability. Management believes that Operating Income is relevant owing to USI's leveraged approach to its capital structure and resulting significant amount of interest expense and to USI's acquisition strategy which creates significant amortization and other expenses not directly associated with the core operations of the Company and which are specifically aimed at eliminating redundant real estate, positions and other costs. Additionally, management believes that investors in its stock use Operating Income to compare USI's ability to generate operating profits with its peers and for valuation purposes.

Operating Margin (Operating Income as a percentage of Total revenues) is presented because management believes that it is a relevant and useful indicator of operating efficiency. USI uses Operating Income and Operating Margin in budgeting and evaluating operating company performance. These financial measures should not be considered as an alternative to other financial measures determined in accordance with GAAP.

(b) USI presents Income from continuing operations plus amortization of intangible assets because management believes that it is a relevant and useful indicator of its ability to generate working capital. Management believes that income from continuing operations plus amortization of intangible assets is relevant owing to the significant amount of amortization of intangible assets resulting from accounting for all acquisitions using the purchase method of accounting. Additionally, management believes that investors in its stock use Income from continuing operations plus amortization of intangible assets to compare USI with its peers and for valuation purposes. This financial measure should not be considered as an alternative to other financial measures determined in accordance with GAAP.

(c) Amounts are included in compensation and employee benefits and other operating expenses in the Consolidated Statements of Operations.

USI Holdings Corporation and Subsidiaries
GAAP Financial Measures Reconciliation
Operating Income, Operating Margin and Income from Continuing Operations plus Amortization of Intangible Assets, Excluding Identified Adjustments (a)

Identified Adjustments:

On December 20, 2004, USI announced that its Board of Directors had approved a plan to take steps to reduce ongoing operating expenses. As a result of these actions, the Company recorded expenses of $4.1 million in the first quarter of 2005 (including the severance charge related to the resignation of USI's Chief Operating Officer). The expenses were comprised of employee severance and related benefits and lease termination costs. Additionally, in the first quarter of 2005, the Company recorded expenses of $8.1 million related to the acquisition of Summit Global Partners. In the second quarter of 2005, the Company recorded $0.3 million in additional acquisition integration expenses related to 2005 acquisitions and an adjustment to revenues and related producer compensation payable of $2.2 million and $0.1 million, respectively, related to a change in accounting estimate. In the third quarter of 2005, the Company recorded an adjustment to revenues and related producer compensation payable of $0.8 million and $0.4 million, respectively, related to the change in accounting estimate and $2.9 million in expenses related to the margin improvement plan. All adjustments noted above are referred to as "Identified Adjustments."

	For the Three Months Ended Sept 30,			For the Nine Months Ended Sept 30,		
	2005 As Reported	**Identified Adjustments**	**2005 Excluding Identified Adjustments (b)**	**2005 As Reported**	**Identified Adjustments**	**2005 Excluding Identified Adjustments (b)**
	(Dollars in Thousands, Except per Share Amounts)			(Dollars in Thousands, Except per Share Amounts)		
Total revenues	$ 127,267	$ 756	$ 128,023	$ 371,834	$ 2,925	$ 374,759
Compensation and employee benefits	72,211	359	72,570	211,340	467	211,807
Non-cash stock-based compensation	839	-	839	1,708	-	1,708
Other operating expenses	27,768	-	27,768	81,510	-	81,510
Depreciation	2,467	-	2,467	7,168	-	7,168
Operating Income (a)	23,982	397	24,379	70,108	2,458	72,566
Operating Margin (a)	18.8%		19.0%	18.9%		19.4%
Amortization of intangible assets	7,230	-	7,230	21,238	-	21,238
Interest	4,012	-	4,012	10,781	-	10,781
Margin improvement plan expenses (d)	2,921	(2,921)	-	6,951	(6,951)	-
Acquisition Integration expenses (d)	31	(31)	-	8,463	(8,463)	-
Total Expenses	117,479	(2,593)	114,886	349,159	(14,947)	334,212
Income from continuing operations before income tax expense	9,788	3,349	13,137	22,675	17,872	40,547
Income tax expense	4,298	1,259	5,557	9,907	7,244	17,151
Income From Continuing Operations	5,490	2,090	7,580	12,768	10,628	23,396
Addback: Amortization of intangible assets	7,230	-	7,230	21,238	-	21,238
Income from continuing operations plus amortization of intangible assets (c)	$ 12,720	$ 2,090	$ 14,810	$ 34,006	$ 10,628	$ 44,634
Per Share Data - Diluted:						
Income From Continuing Operations	$ 0.09	$ 0.04	$ 0.13	$ 0.23	$ 0.19	$ 0.42
Addback: Amortization of intangible assets	0.13	-	0.13	0.37	-	0.37
Income from continuing operations plus amortization of intangible assets (c)	$ 0.22	$ 0.04	$ 0.26	$ 0.60	$ 0.19	$ 0.79

(a) USI presents Operating Income because management believes that it is a relevant and useful indicator of operating profitability. Management believes that Operating Income is relevant owing to USI's leveraged approach to its capital structure and resulting significant amount of interest expense and to USI's acquisition strategy which creates significant amortization and other expenses not directly associated with the core operations of the Company specifically aimed at eliminating redundant real estate, positions and other costs. Additionally, management believes that investors in its stock use Operating Income to compare USI's ability to generate operating profits with its peers and for valuation purposes. Operating margin is presented because management believes that it is a relevant and useful indicator of operating efficiency. USI uses Operating Income and Operating Margin in budgeting and evaluating operating company performance. These financial measures should not be considered as an alternative to other financial measures determined in accordance with GAAP.

(b) USI presents Income from continuing operations plus amortization of intangible assets, operating income and operating margin, excluding the impact of the Identified Adjustments, because management believes that it is useful in understanding operating profitability compared to other periods presented. Additionally, management believes that investors in its stock use income from continuing operations plus amortization of intangible assets, operating income and operating margin, excluding the impact of the Identified Adjustments, to compare USI with its peers, for valuation purposes and as an indicator of operating performance. These financial measures should not be considered as an alternative to other financial measures determined in accordance with GAAP.

(c) USI presents Income from continuing operations plus amortization of intangible assets on an absolute and fully diluted per share basis because management believes that it is a relevant and useful indicator of its ability to generate working capital. Management believes that income from continuing operations plus amortization of intangible assets on an absolute and fully diluted per share basis is relevant owing to the significant amount of amortization of intangible assets resulting from accounting for all acquisitions using the purchase method of accounting. Additionally, management believes that investors in its stock use income from continuing operations plus amortization of intangible assets on an absolute and fully diluted per share basis to compare USI with its peers and for valuation purposes. This financial measure should not be considered as an alternative to other financial measures determined in accordance with GAAP.

(d) Amounts are included in compensation and employee benefits and other operating expenses in the Consolidated Statements of Operations.

USI Holdings Corporation and Subsidiaries
GAAP Financial Measures Reconciliation
Calculation of Revenue Growth, excluding Net Acquired Businesses (Organic Growth/Decline) and Identified Adjustments (Adjusted Organic Growth/Decline)

For the Three Months Ended Sept 30,

	Revenues		Change		Adjustment for Net Acquired	Organic Growth/	Identified	Adjusted Organic Growth/
	2005	2004	Amount	Percent	Businesses	(Decline)	Adjustments (a)	Decline (b)
Consolidated			(Dollars in Thousands)					
Net Commissions and Fees - Property & Casualty	$ 69,808	$ 58,984	$ 10,824	18.4%	$ (14,455)	-6.2%	$ 582	-5.2%
Net Commissions and Fees - Benefits	53,147	41,783	11,364	27.2%	(7,981)	8.1%	174	8.5%
Total Net Commissions and Fees	122,955	100,767	22,188	22.0%	(22,436)	-0.2%	756	0.5%
Contingents and Overrides	1,738	1,210	528	43.6%	(16)	42.3%	-	42.3%
Other Income	2,574	1,040	1,534	147.5%	(586)	91.2%	-	91.2%
Total Revenues	$ 127,267	$ 103,017	$ 24,250	23.5%	$ (23,038)	1.2%	$ 756	1.9%
Insurance Brokerage								
Net Commissions and Fees - Property & Casualty	$ 69,808	$ 58,984	$ 10,824	18.4%	$ (14,455)	-6.2%	$ 582	-5.2%
Net Commissions and Fees - Benefits	42,311	34,722	7,589	21.9%	(5,884)	4.9%	174	5.4%
Total Net Commissions and Fees	112,119	93,706	18,413	19.6%	(20,339)	-2.1%	756	-1.2%
Contingents and Overrides	1,738	1,210	528	43.6%	(16)	42.3%	-	42.3%
Other Income	2,159	977	1,182	121.0%	(586)	61.0%	-	61.0%
Total Revenues	$ 116,016	$ 95,893	$ 20,123	21.0%	$ (20,941)	-0.9%	$ 756	-0.1%
Specialized Benefits Services								
Net Commissions and Fees - Benefits	$ 10,836	$ 7,061	$ 3,775	53.5%	$ (2,097)	23.8%	$ -	23.8%
Contingents and Overrides	-		-	-	-	-	-	-
Other Income	8	1	7	700.0%	-	700.0%	-	700.0%
Total Revenues	$ 10,844	$ 7,062	$ 3,782	53.6%	$ (2,097)	23.9%	$ -	23.9%
Corporate								
Other Income	$ 407	$ 62	$ 345	556.5%	$ -	556.5%	$ -	556.5%
Total Revenues	$ 407	$ 62	$ 345	556.5%	$ -	556.5%	$ -	556.5%

For the Nine Months Ended Sept 30,

	Revenues		Change		Adjustment for Net Acquired	Organic Growth/	Identified	Adjusted Organic Growth/
	2005	2004 (c)	Amount	Percent	Businesses	(Decline)	Adjustments (a)	Decline (b)
Consolidated			(Dollars in Thousands)					
Net Commissions and Fees - Property & Casualty	$ 197,432	$ 159,481	$ 37,951	23.8%	$ (46,936)	-5.6%	$ 2,483	-4.1%
Net Commissions and Fees - Benefits	145,845	112,255	33,590	29.9%	(23,959)	8.6%	441	9.0%
Total Net Commissions and Fees	343,277	271,736	71,541	26.3%	(70,895)	0.2%	2,924	1.3%
Contingents and Overrides	22,666	16,973	5,693	33.5%	(5,206)	2.9%	-	2.9%
Other Income	5,891	3,261	2,630	80.7%	(769)	57.1%	-	57.1%
Total Revenues	$ 371,834	$ 291,970	$ 79,864	27.4%	$ (76,870)	1.0%	$ 2,924	2.0%
Insurance Brokerage								
Net Commissions and Fees - Property & Casualty	$ 197,432	$ 159,481	$ 37,951	23.8%	$ (46,936)	-5.6%	$ 2,483	-4.1%
Net Commissions and Fees - Benefits	121,701	101,172	20,529	20.3%	(15,004)	5.5%	441	5.9%
Total Net Commissions and Fees	319,133	260,653	58,480	22.4%	(61,940)	-1.3%	2,924	-0.2%
Contingents and Overrides	22,647	16,973	5,674	33.4%	(5,206)	2.8%	-	2.8%
Other Income	4,875	3,015	1,860	61.7%	(769)	36.2%	-	36.2%
Total Revenues	$ 346,655	$ 280,641	$ 66,014	23.5%	$ (67,915)	-0.7%	$ 2,924	0.4%
Specialized Benefits Services								
Net Commissions and Fees - Benefits	$ 24,144	$ 11,083	$ 13,061	117.8%	$ (8,955)	37.0%	$ -	37.0%
Contingents and Overrides	19		19	-	-	-	-	-
Other Income	15	5	10	200.0%	-	200.0%	-	200.0%
Total Revenues	$ 24,178	$ 11,088	$ 13,090	118.1%	$ (8,955)	37.3%	$ -	37.3%
Corporate								
Other Income	$ 1,001	$ 241	$ 760	315.4%	$ -	315.4%	$ -	315.4%
Total Revenues	$ 1,001	$ 241	$ 760	315.4%	$ -	315.4%	$ -	315.4%

(a) In the second and third quarters of 2005, the Company recorded adjustments to revenues of $2.2 million and $0.8 million, respectively, related to a change in accounting estimate.

(b) USI presents adjusted organic growth/decline because management believes that it is useful in understanding organic revenue growth/decline compared to prior periods presented. By excluding the adjustments made in the second and third quarters of 2005 for a change in accounting estimate for direct bill revenues, management believes the comparison to the prior periods presented is on a more comparable basis. Additionally, management believes that investors in its stock use adjusted organic growth/decline to compare USI with its peers and to measure period-to-period internally generated growth in revenues. This financial measure should not be considered as an alternative to other financial measures determined in accordance with GAAP.

(c) An immaterial adjustment was recorded to the June 2004 numbers representing a reclassification between net commissions and fees - property & casualty and net commissions and fees - benefits.